UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File No. 001-38505

CLPS Incorporation

c/o 2nd Floor, Building 18, Shanghai Pudong Software Park

498 Guoshoujing Road, Pudong, Shanghai 201203

People’s Republic of China

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Departure of Directors or Principal Officers; Election of Directors, Appointment of Principal Officers.

On February 28, 2020 the Board of Directors of CLPS Incorporation (the “Company”), a company incorporated in the Cayman Islands, announced that effective immediately Kewei Huang was terminated as an independent director of the Company due to his absence from meetings of directors for a continuous period of six months without the consent of the other directors pursuant to Article 14.11(e) of the amended and restated articles of association of the Company. As a result of his termination, there are currently five members of the Board of Directors, a majority of whom are still independent and serve as members of each of the committees of the Board as required under the Nasdaq Listing Rule 5605.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLPS Incorporation

By:	/s/ Raymond Lin
Name:	Raymond Ming Hui Lin
Title:	Chief Executive Officer

Dated: March 9, 2020

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